 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES THIRD QUARTER 2016 CONFERENCE CALL DETAILS

CALGARY, ALBERTA (November 1, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) plans to release its third quarter operational and financial results at 12:05 am MT / 2:05 am ET on November 9, 2016. Additionally, Bellatrix will host a conference call to discuss its third quarter results on November 9, 2016 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until November 16, 2016 by calling 1-855-859-2056 or 403-451-9481 and entering passcode 9374742 followed by the pound sign.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 - 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com